EXHIBIT 99.(a)(1)(x)

September 29, 2003


Independent Directors Committee (Special Committee)
Joule Technical Staffing
1235 Route 1 South
Edison, NJ 08837

Gentlemen:

I am writing you today to voice my opinions concerning your possible recommendation of Joule insiders taking Joule private.

I am a shareholder whose holdings, either personally or on behalf of my family members, exceeds 80,000 shares (about 8% of the shares under consideration). I am also the president of Techstaff Inc., a technical staffing firm with 12 offices nationwide. In addition, like Jack Wellman, I am a past president of the National Technical Services Association (NTSA) and currently serve with Jack on the executive committee of that association.

I am very disturbed by the recent announcement of Joule insiders offer to purchase the outstanding shares, and particularly the price being offered. I can understand clearly how this offer benefits the insiders, but how do the outsiders benefit? As with many stocks today, price is not indicative of the potential value of this stock.

Why is this happening? The Company has no actual debt (excluding receivables what are secured by the receivables themselves), it is well managed by Mr. Wellman and Mr. Clarkin and the worst of the depression for the staffing industry as a whole has passed. The prospects for the company seem excellent in the future to either be acquired by someone or for them to become considerably more profitable.

Generally, companies go private for specific reasons related to financial problems or that the stock has dropped so low in conjunction with being thinly traded that there's little or no hope the shareholders will recover their investment. This is clearly not the case with Joule.

This offer smacks of insiders making a thinly veiled case to offer outsiders a chance to get out of a thinly traded stock at great personal upside, and no downside, to themselves. I began purchasing Joule stock in 1999 and the average cost of my shares exceeds the price offered by the insiders. The majority of the outside shareholders probably paid more than I did for their stock. Even though the stock is thinly traded, I was able to accumulate my shares in less than 1 year, so arguing that this creates a market for the shares isn't valid. In fact, they've probably done more harm to the outside shareholders trading prospects by making this offer than the market ever would.

After your annual shareholders meeting this past year I met informally with Jack, Bernie and Manny. At that meeting I asked them if they would consider a merger with my company. I also

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asked Manny directly if he would consider a buyout of shares he controlled to either myself or a group headed by myself and his key managers (I had not spoken with Jack or anyone about this prior to proposing it). Manny was unequivocal in his refusal to discuss a sale of the business with me. As an aside, I have the willingness and where-with-all to pay him the $3.6 million if he'd like to sell his controlling shares (72%) for the same price he's offering to purchase my shares.

Let's look for a moment at what this company is probably worth. Also, remember that since the company is public we cannot treat the non-controlling shares as minority shares (by discounting them). We know that the market for selling is poor right now, but as I mentioned earlier, we're probably turning that corner and the next 12-24 months will look very different. And, the company is under no financial pressure to sell (as evidenced by Manny's refusal of my offer).

Therefore, in today's market whomever the acquirer is will be looking for market share, consolidation cost reduction, or some combination thereof. The market value today (based on the offer price) is just under $5 million. Based on annual revenue of $75 million, that puts the price under 7% of annual volume. It's impossible to believe that this company would be sold, even in today's market, for less than 10% of annual revenue. And, the real price would probably be closer to 20% (given its track record and management). That puts the share price somewhere between $2.00 and $4.00. Certainly the deal for insiders should be no better than the price the company would fetch in the open market.

Gentlemen, I don't object to the company going private if the price is fair to the sellers. When Manny took the company public in the 80's the strategy was probably for estate planning. Because so little of the company is held publicly he benefited more than a little from the IPO. Now, going private at the price offered will also create the greatest benefit to him and his family. These are the kinds of insider transactions that sour people on the stock market in general and on directors of companies specifically whose responsibility is to represent the interests of all the shareholders.

I have two suggestions for taking the company private.

        1. Buy the shares through a reverse auction and if you get to the magic number through that method, take the company private.

        2. Take the company private by making all the public shareholders private shareholders using dividends as an incentive to remain and an agreed upon formula for an annual buy-back price and number of shares purchased.

I have one other suggestion.

Put the company up for sale for one year. If you ultimately reject all the offers, bring the best of the rejected offers to the outsiders and offer that (or its equivalent) to us. Or, if there's an offer you accept, chances are we'll all benefit. Furthermore, if there are no offers you'll have a more legitimate case to bring to us for this undervalued offer.

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I would be happy to communicate directly with your committee should the opportunity present itself. In any event, be assured I am against this transaction in its present form and will exhaust every method available to me to block it.

Thanks in advance for your consideration.


John Leopold

262-373-1318

523 N. 89 Street
Milwaukee, WI 53226